FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2007

                        Commission File Number 000-50859

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                     1 VAS. SOFIAS & MEG. ALEXANDROU STREET
                                    MAROUSSI
                                  ATHENS 151 24
                                     GREECE
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this report on Form 6-K as Exhibit 1 is the press release issued by TOP Tankers Inc. (the "Company") on July 27, 2007 announcing the date of release of the Company's second quarter financial results.

                                                                       Exhibit 1



NEWS RELEASE for July 27, 2007
------------------------------

Contact:          Michael Mason (investors)          Stamatis Tsantanis, CFO
                  Allen & Caron Inc                  TOP Tankers Inc
                  212 691 8087                       011 30 210 812 8199
                  michaelm@allencaron.com            snt@toptankers.com

            TOP TANKERS ANNOUNCES DATE OF SECOND QUARTER 2007 RESULTS
                           RELEASE AND CONFERENCE CALL

ATHENS, GREECE (July 27, 2007) ... TOP Tankers Inc (NasdaqGS:TOPT) announced plans to release its second quarter 2007 results on Friday, August 3, 2007, before market opening. That same day, at 11:00 AM EDT, management will host a conference call, which will be broadcast live over the Internet. Those interested in listening to the live webcast may do so by going to the Company's website at www.toptankers.com, or by going to www.investorcalendar.com.

     The telephonic replay of the conference call will be available by dialing 877 660-6853 (from the US and Canada) or +1 201 612 7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 250238. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through August 10, 2007.

About TOP Tankers Inc
---------------------

TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. The Company operates a fleet of 22 tankers, consisting of 12 double-hull Suezmax tankers and 10 double-hull Handymax tankers, with a total carrying capacity of approximately 2.3 million dwt, of which 87% are sister ships, and three drybulk vessels of approximately
0.17 million dwt. Fifteen of the Company's 22 tankers are on time charter contracts with an average term of over three years with all but four of the time charters including profit sharing agreements. All dry vessels have period charter contracts for an average period of 18 months.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                TOP TANKERS INC.
                                  (registrant)



Dated:  July 30, 2007                    By: /s/ Stamatis N. Tsantanis
                                            -----------------------------
                                            Name: Stamatis N. Tsantanis
                                            Title: Chief Financial Officer